UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of June, 2000


                              Koor Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                  21 Ha'arba'ah Street, Tel Aviv 64739, Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        /s/    Shlomo Heller
                                        ----------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  June 14, 2000

                                TABLE OF CONTENTS


Exhibit 1      Notice of Annual General Meeting of Shareholders

Exhibit 2      Proxy Statement for Annual General Meeting of Shareholders

Exhibit 3      Proxy Card

                                                                       Exhibit 1

                             KOOR INDUSTRIES LIMITED


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                        Tel-Aviv, May 26, 2000


DATE:    Monday, June 19, 2000

TIME:    10:30 a.m., Israel time

VENUE:   Koor Headquarters
         Platinum Building
         21 Ha'arba'ah Street
         Tel Aviv 64739
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:    Koor Industries Limited ("Koor" or  the "Company")
Deposit Agreement:  Deposit  Agreement,  dated as of November 13, 1995,  by and among, The Bank of New York, as depository (the "Bank"),
                    Koor and the ADRs Holders (the "Deposit Agreement")
ADR CUSIP No:       500507108**
ADS Record Date:    The close of business in New York on May 26, 2000**
Deeming Provisions: For the purposes of this Notice, any reference to shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Moday, June 19, 10:30 a.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, Tel Aviv 64739, Israel.

---------------

* Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001 ("the Ordinary Shares").

** As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.

The following is the Agenda for the Meeting:

     By Ordinary Resolution:

1. To declare that the sum of NIS 13.495 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS
     4.01 per Ordinary Shares was paid on July 28, 1998, the second interim dividend in the amount of NIS 4.065 per Ordinary Share was paid on October 10, 1998 and the third interim dividend in the amount of NIS 5.42 per Ordinary Share was paid on January 27, 1999), shall constitute the dividends for the year ended December 31, 1998

2. To declare that the sum of NIS 14.1 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS
     3.6 per Ordinary Share was paid on June 28, 1999, the second interim dividend in the amount of NIS 2.7 per Ordinary Share was paid on January 1, 2000 and the third interim dividend in the amount of NIS 7.8 per Ordinary Share was paid on April 11, 2000), shall constitute the dividends for the year ended December 31, 1999.

3. To appoint Dr. Janet Aviad as a member of the Board of Directors of the Company.

4. To appoint Mr. Chemi Peres as a member of the Board of Directors of the Company.

5. To apopint Mr. David Rubner as a member of the Board of Directors of the Company.

6. To approve the compensation terms of the members of the Koor Board of Directors (annual fees, meeting participation fees and reimbursement of expenses).

7. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company and the Report of the Directors for the year ended December 31, 1999.

                                        By Order of the Board of Directors

                                        Shlomo Heller
                                        Corporate Secretary

                                                                       Exhibit 2

                             Koor Industries Limited
                                Platinum Building
                              21 Ha'arba'ah Street
                             Tel Aviv 64739, Israel


                                 PROXY STATEMENT


This Notice is furnished to the ADR holders of Koor Industries Limited ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Moday, June 19, 2000 at 10:30 a.m., Israel time, at the Company's headquarters located at the Platinum Building, 21 Ha'arba'ah Street, Tel Aviv 64739, Israel.

It is proposed to adopt the following Ordinary Resolutions at the Meeting:

     1. To declare that the sum of NIS 13.495 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS 4.01 per Ordinary Shares was paid on July 28, 1998, the second interim dividend in the amount of NIS 4.065 per Ordinary Share was paid on October 10, 1998 and the third interim dividend in the amount of NIS 5.42 per Ordinary Share was paid on January 27, 1999), shall constitute the dividends for the year ended December 31, 1998. (See Item A1 below.)

     2. To declare that the sum of NIS 14.1 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS 3.6 per Ordinary Share was paid on June 28, 1999, the second interim dividend in the amount of NIS 2.7 per Ordinary Share was paid on January 1, 2000 and the third interim dividend in the amount of NIS 7.8 per Ordinary Share was paid on April 11, 2000), shall constitute the dividends for the year ended December 31, 1999. (See Item A2 below.)

     3. To appoint Dr. Janet Aviad as a member of the Board of Directors of the Company. (See Item A3 below.)

     4. To appoint Mr. Chemi Peres as a member of the Board of Directors of the Company. (See Item A4 below.)

     5. To appoint Mr. David Rubner as a member of the Board of Directors of the Company. (See Item A5 below.)

     6. To approve the compensation terms of the members of the Koor Board of Directors (annual fees, meeting participation fees and reimbursement of expenses). (See Item A6 below.)

     7. To reappoint Somekh Chaikin, a member of KPMG International ("Somekh Chaikin"), as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item A7 below.)

The Board of Directors will present the Meeting with the Audited Financial Statements of the Company and the Report of the Directors for the year ended December 31, 1999.

At the close of business on May 26, 2000, the Company had 15,276,763 outstanding Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

An Ordinary Resolution shall be deemed to have been passed, if the members present, personally or by proxy, hold shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution.

According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed if the majority of the voting rights of the present shareholders, in person or by proxy, vote in favor of the resolution.

Item A1 - Final Dividend for the Year Ending December 31, 1998.

The Company paid the shareholders interim dividends according to the resolutions of the Board of Directors, in its discretion, as follows:

o an interim dividend of NIS 4.01 per Ordinary Share on July 28, 1998;
o an interim dividend of NIS 4.065 per Ordinary Share on October 10, 1998; and
o an interim dividend of NIS 5.42 per Ordinary Share on January 27, 1999.

The Board of Directors recommends that the total amount of such three interim dividends shall constitute the dividends for the year ended December 31, 1998. It is proposed that the Meeting adopt the following Ordinary Resolution:

"RESOLVED; That the total dividends for the year ended December 31, 1998, shall be NIS 13.495 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS 4.01 per Ordinary Share was paid on July 28, 1998, the second interim dividend in the amount of NIS 4.065 per Ordinary Share was paid on October 10, 1998 and the third interim dividend in the amount of NIS 5.42 per Ordinary Share was paid on January 27, 1999)."

The Board of Directors recommends voting FOR the said final dividend of NIS
13.495 per Ordinary Share.

Item A2 - Final Dividend for the Year Ending December 31, 1999.

The Company paid the shareholders interim dividends according to the resolutions of the Board of Directors, in its discretion, as follows:

o an interim dividend of NIS 3.6 per Ordinary Share on June 28, 1999;
o an interim dividend of NIS 2.7 per Ordinary Share on January 1, 2000; and
o an interim dividend of NIS 7.8 per Ordinary Share on April 11, 2000.

The Board of Directors recommends that the total amount of such three interim dividends shall constitute the dividends for the year ended December 31, 1999. It is proposed that the Meeting adopt the following Ordinary Resolution:

"RESOLVED; That the total dividends for the year ended December 31, 1999, shall be NIS 14.1 per Ordinary Share, being the total of three interim dividends (the first interim dividend in the amount of NIS 3.6 per Ordinary Share was paid on June 28, 1999, the second interim dividend in the amount of NIS 2.7 per Ordinary Share was paid on January 1, 2000 and the third interim dividend in the amount of NIS 7.8 per Ordinary Share was paid on April 11, 2000)."

The Board of Directors recommends voting FOR the said final dividend of NIS 14.1 per Ordinary Share.

Item A3 - Approval of the Appointment of Dr. Janet Aviad as a Director and a Member of the Board of Directors of the Company.

The Board of Directors recommends to appoint Dr. Janet Aviad as a member of the Board of Directors of the Company.

Dr. Janet Aviad serves as Vice President of the Andrea and Charles Bronfman Philanthropies, a family of private foundations dedicated to Canadian Heritage and Jewish Peoplehood, and as a director of Keren Karev, the Israeli branch of the Philanthropies.

Dr. Aviad was also a Senior Lecturer of Education at the Hebrew University in Jerusalem for almost twenty years.

Dr. Aviad has an M.A. and a Ph.D. in the Sociology of Religion from Columbia University and a BHL from the Jewish Theological Seminary. She taught at the Hebrew University for almost twenty years.

It is therefore proposed that the shareholders adopt the following Ordinary
Resolution:

"RESOLVED: That Dr. Janet Aviad, be and is hereby appointed as a director and a member of the Board of Directors of the Company."

The Board of Directors recommends voting FOR the appointment of Dr. Janet Aviad to the Board of Directors.

Item A4 - Approval of the Appointment of Mr. Chemi Peres as a Director and a Member of the Board of Directors of the Company.

The Board of Directors recommends to appoint Mr. Chemi Peres as a member of the Board of Directors of the Company.

Mr. Chemi Peres is a Managing Director and Founder of Polaris Venture Capital, a venture capital fund. Mr. Peres is one of the pioneers of the venture capital industry in Israel. In 1992, he founded and managed Mofet Israel Technology Fund, an Israeli venture capital fund. Prior to founding Mofet, he was the Director of Business Development and Marketing at Decision Systems Israel, and a Senior Consultant to Israel Aircraft Industries. In addition, Mr. Peres is the Chairman of WebGlide, and serves on the Board of Directors of Orckit Communications, Aladdin Knowledge Systems, AudioCodes, Mercado Software, MystiCom and CogniTens, among others. Mr. Peres holds a B.Sc. in industrial Engineering & Management and an M.B.A. from Tel Aviv University.

It is therefore proposed that the shareholders adopt the following Ordinary
Resolution:

"RESOLVED: That Mr. Chemi Peres be and is hereby appointed as a director and a member of the Board of Directors of the Company."

The Board of Directors recommends voting FOR the appointment of Mr. Chemi Peres to the Board of Directors.

Item A5 - Approval of the Appointment of Mr. David Rubner as a Director and a Member of the Board of Directors of the Company.

The Board of Directors recommends to appoint Mr. David Rubner as a member of the Board of Directors of the Company.

Mr. David Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and Chairman of Net2 Wireless Inc. Mr. David Rubner was employed with ECI Telecom Ltd. ("ECI") from 1970 and was its President and Chief Executive Officer from 1991 to October 1999 and February 2000, respectively. In November 1999, he was appointed Vice-Chairman of the Board of Directors of ECI. David Rubner is also Chairman of the Board of Ectel Ltd., a publicly-held subsidiary of ECI, and director of VPS Ltd., Transit Networks Inc., Checkpoint Software Ltd. and Efcon Ltd.

Mr. Rubner holds a B.Sc. (Hons) in Engineering from Queen Mary College, University of London and a M.S from Carnegie Mellon University.

Mr. Rubner is a member of the Presidium of the Israel Manufactureres Association, and was a receipint of the Industry Prize for 1995.

It is therefore proposed that the shareholders adopt the following Ordinary
Resolution:

"RESOLVED: That Mr. David Rubner be and is hereby appointed as a director and a member of the Board of Directors of the Company."

The Board of Directors recommends voting FOR the appointment of Mr. David Rubner to the Board of Directors.

Item A6 - Approval of the Terms of Compensation of the Members of the Board of Directors (Annual Fees, Meeting Participation Fees and Reimbursement of Expenses).

The annual compensation payable to Independent Directors is prescribed in Regulations promulgated under the Israeli Companies Law 5759-1999 (the "Regulations") and is based on the Company's consolidated shareholders equity. In the case of Koor, the Company is ranked in the highest bracket - Grade "D".

The Company's Audit Committee and the Board of Directors have adopted a resolution pursuant to which each director of Koor, who is not an officer of the Company, receives the maximum compensation prescribed in the Regulations in respect to Grade "D" companies for such director's annual fees, and for the director's participation fees at meetings of the Board of Directors or of committees of the Board of Directors, in addition to reimbursement of expenses incurred by such director, all for the period beginning January 2000 and up until a different resolution is adopted by the Audit Committee or the Board of Directors or the General Assembly.

The Company's Chief Executive Officer does not receive any fees for serving as a director.

It is proposed that the Meeting adopt the following Ordinary Resolution:

"RESOLVED: That the compensation of members of the Board of Directors who are not officers of the Company, for the period beginning January 2000 and up until a different resolution is adopted by the Audit Committee or the Board of Directors, or the General Assembly shall be the maximum rate of compensation prescribed in the Regulations for a Grade "D" company, in respect of such directors' annual fees, for the directors' participation fees at meetings of the Board of Directors or of committees of the Board of Directors and reimbursement for expenses incurred by such directors."

The Board of Directors recommends voting FOR the approval of the above proposed Ordinary Resolution.

Item A7 - Reappointment of Auditors and Determination of Fees.

Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

It is proposed that the Meeting adopt the following Ordinary Resolution:

"RESOLVED: That the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

                                    * * * * *

The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 1999 and the Report of the Directors for the year ended December 31, 1999. A representative of the Company's auditors is expected to be present at the Meeting, and to be available to respond to appropriate questions from Koor's shareholders.

Other than as set forth above, management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote on those matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.

                                        By Order of the Board of Directors

                                        Shlomo Heller
                                        Corporate Secretary


Tel-Aviv, Israel
May 26, 2000

                                                                       Exhibit 3

                                  [PROXY CARD]

                             KOOR INDUSTRIES LIMITED

               Instructions to The Bank of New York, as Depositary
      (Must be received prior to the closing of business on June 12, 2000)


          The undersigned, registered Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of stock represented by such Receipt of Koor Industries Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26, 2000 at the Annual General Meeting of Shareholders of Koor Industries Limited to be held on June 19, 2000 in respect of the resolutions specified on the reverse.

NOTES:
1. Please direct the Depositary how it is to vote by marking the appropriate box by reach resolution.

                                        ASIA PACIFIC RESOURCES INT'L
                                        P.O. BOX 11039
                                        NEW YORK, N.Y.  10203-0039

           (continued and to be dated and signed on the reverse side.)

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
1.   To declare that the sum of NIS 13.495        [ ]  [ ]       4.   To appoint Mr. Chemi Peres as a member       [ ]  [ ]
     per Ordinary Share, being the total of                           of the Board of Directors of the
     three interim dividends (the first                               Company.
     dividend in the amount of NIS 4.01 per
     Ordinary Shares was paid on July 28,                        5.   To appoint Mr. David Rubner as a member      [ ]  [ ]
     1998, the second interim dividend in the                         of the Board of Directors of the
     amount of NIS 4.065 per Ordinary Share                           Company.
     was paid on October 10, 1998 and the
     third interim dividend in the amount of                     6.   To approve the compensation terms of the     [ ]  [ ]
     NIS 5.42 per Ordinary Share was paid on                          members of the Koor Board of Directors
     January 27, 1999), shall constitute the                          (annual fees, meeting participation fees
     dividends for the year ended December                            and reimbursement of expenses).
     31, 1998.
                                                                 7.   To reappoint Somekh Chaikin, a member of     [ ]  [ ]
2.   To declare that the sum of NIS 14.1 per      [ ]  [ ]            KPMG International, as the Company's
     Ordinary Share, being the total of three                         auditors and to authorize the Board of
     interim dividends (the first interim                             Directors to determine their audit fees.
     dividend in the amount of NIS 3.6 per
     Ordinary Share was paid on June 28,
     1999, the second interim dividend in the                    Change of Address and/or Comments Mark Here            [ ]
     amount of NIS 2.7 per Ordinary Share was
     paid on January 1, 2000 and the third
     interim dividend in the amount of NIS                       This Voting Instrument must be signed by the
     7.8 per Ordinary Share was paid on April                    person in whose name the relevant Receipt is
     11, 2000), shall constitute the                             registered on the books of the Depositary. In
     dividends for the year ended December                       the case of a Corporation, the Voting
     31, 1999.                                                   Instruction must be executed by a duly
                                                                 authorized Officer or Attorney.
3.   To appoint Dr. Janet Aviad as a member       [ ]  [ ]
     of the Board of Directors of the
     Company.
                                                                 Dated:  _______________________________________, 2000

                                                                 _____________________________________________________
                                                                           Signature of Registered Holder

                                                                 _____________________________________________________


Sign, Date and Return the Form Promptly Using                    Votes MUST be indicated (x) in Black or Blue ink.      [x]
the Enclosed Envelope.
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